Via Facsimile and U.S. Mail
Mail Stop 6010

August 14, 2007

Mr. R. Todd Joyce
Vice President, Controller
and Treasurer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, CA 92880-2882

Re: Watson Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-13305

Dear Mr. Joyce:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief